T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1 www.levon.com

January 22, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

EARLY WARNING REPORT

Mr. Ron Tremblay, President of Levon Resources Ltd. (“the Company”) announces that on January 19 he purchased indirectly 40,000 common shares of the Company at a price of $0.05 per share in an open market transaction, and on January  21, 2009 he purchased indirectly 723,000 common shares of the Company at a price of $0.10 per share in a private transaction for a total of 763,000 common shares.

As a result of the acquisition, Mr. Tremblay, through Stone’s Throw Capital Corp., now holds 10,081,000 common shares of the Company representing 22.20% of the issued and outstanding common shares of the Company, as of the date hereof, on a non-diluted basis.  The common shares of the Company are listed on the TSX Venture Exchange.

An Early Warning Report respecting this acquisition has been filed on the System for Electronic Document Analysis and Review (“SEDAR”) and can be viewed at www.sedar.com.

Mr. Tremblay acquired the shares referred to above for investment purposes only.  The investments will be reviewed on a continual basis, and Mr. Tremblay’s holdings may be increased or decreased in the future, depending upon economic or market conditions or matters relating to Company.

For further information please contact:

Ron Tremblay, President
(604) 682-3701
Email: RonTremblay@levon.com

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.